

February 7, 2011

Mr. Garth Wong
Chief Financial Officer
Oilsands Quest, Inc.
800, 326 - 11th Avenue S.W.
Calgary, Alberta, Canada T2R 0C5

> **Re:** **Oilsands Quest, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2010**
> **Filed July 13, 2010**
> **File No. 1-32994**

Dear Mr. Wong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2010

Financial Statements, page 47

Reports of Independent Registered Accounting Firm, page 48

1.   We note you include cumulative inception-to-date information in your financial statements, and your auditors have opined on a portion of this information covering your three fiscal years ended April 30, 2010 in their report. Given that you do not have audit coverage for the period from your date of inception through April 30, 2007 included with your filing, you will need to include the reports of the prior auditors, and a related consent.

If this is not feasible, you may request a waiver of the audit requirement for the cumulative data by contacting the Division of Corporation Finance's Office of the Chief Accountant (CF-OCA). Please see information with regard to contacting CF-OCA on our website:

http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml

Statements of Stockholders' Equity, page 52

2.   We note you present an amount of $61,634 thousand related to a foreign exchange gain on translation in your Statements of Stockholders' Equity. Please revise to include an analysis of the changes during the period in the accumulated amount of translation adjustments as required by FASB ASC 830-30-45-18 through 20, or tell us why you believe this guidance is not applicable. This issue also applies to your Form 10-Q for the fiscal quarter ended September 30, 2010.

Statements of Comprehensive Loss, page 56

3.   Please revise your Statements of Comprehensive Loss to clarify that the line items are presented net of tax, if true, and include the amount of tax expense or benefit, as applicable, on the face of your Statements or in your footnotes in accordance with paragraphs 11 and 12 of FASB ASC 220-10-45, or tell us why you believe this guidance does not apply to you. This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2010.

Note 7- Deferred Income Tax, page 70

4.   We note you report a deferred income tax benefit for each year presented. In light of your recent financial results, please tell us how you considered the guidance provided in ASC 740-10-30-21 through 24 regarding the realization of tax benefits, and explain why you have not recorded a valuation allowance for the deferred tax benefits reported.

Form 10-Q for Fiscal Quarter Ended October 31, 2010

Financial Statements, page 1

Statements of Stockholders' Equity, page 3

5.   We note you have included cumulative inception-to-date information in your Statements of Operations, Cash Flows, and Comprehensive Income; however, you have not included this information in your Statements of Stockholders' Equity.

Please revise your Statement of Stockholders' Equity to comply with FASB ASC 915-215-45-1, or tell us why you believe this guidance is not applicable.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rule require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark Shannon
Branch Chief